UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54516

EMERA INCORPORATED

(Exact name of Registrant as specified in its charter)

1223 Lower Water St., B-6th Floor P.O. Box 910 Halifax, Nova Scotia B3J 2W5 (902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

Common Shares First Preferred Shares Debt Securities

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

GENERAL

This Form 15F relates to the common shares (the “Common Shares”), first preferred shares (the “First Preferred Shares”) and debt securities (the “Debt Securities”) of Emera Incorporated (the “Company”), a company incorporated under the laws of the Province of Nova Scotia in Canada. Immediately prior to the filing of this Form 15F, the Company filed a Form 15 relating to its second preferred shares (the “Second Preferred Shares”) with the Securities and Exchange Commission (the “Commission”).

PART I

Item 1. Exchange Act Reporting History

A.	The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) on February 23, 2011, when the Company filed a shelf registration statement with the Commission under the Securities Act of 1933, as amended (the “Securities Act”) on Form F-9 under the Multijurisdictional Disclosure System (the “Form F-9”), pertaining to the registration of offers and sales of the Debt Securities, the First Preferred Shares and the Second Preferred Shares on a delayed or continuous basis pursuant to Canadian rules governing shelf prospectus offerings, which became automatically effective pursuant to Rule 467(a) under the Securities Act.

On October 4, 2011, the Company filed a registration statement on Form 8-A with the Commission pertaining to the registration of its Common Shares pursuant to Section 12(g) of the Exchange Act.

B.	The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and it has filed at least one annual report (on Form 40-F) under section 13(a).

Item 2. Recent United States Market Activity

No securities of the Company have ever been sold in the United States in a registered offering under the Securities Act, either pursuant to the Form F-9 or otherwise. Prior to filing this form, the Company filed a post-effective amendment to the Form F-9, to remove from registration all of the unsold securities under that registration statement, constituting all of the securities originally registered.

Item 3. Foreign Listing and Primary Trading Market

A.	The Common Shares, Series A of the First Preferred Shares (the “Series A Shares”) and Series C of the First Preferred Shares (the “Series C Shares”) are listed on the Toronto Stock Exchange (the “TSX”), which constitutes the primary trading market for those securities. Neither the Debt Securities, nor any series of the First Preferred Shares other than the Series A Shares and the Series C Shares have ever been listed, traded or quoted on any securities exchange.

B.	The Common Shares were initially listed on the TSX on January 6, 1999 and the Series A Shares were initially listed on the TSX on June 1, 2010. The Company has maintained these listings for at least twelve months preceding the filing of this Form.

On June 7, 2012, the Company completed the first public offering in Canada of the Series C Shares, and the Series C Shares were initially listed on the TSX on June 6, 2012. No Series C Shares were offered or sold in the United States.

C.	For the 12-month period from June 1, 2011 to May 31, 2012, approximately 99.47% of the trading volume in the Common Shares occurred on the TSX and approximately 100% of the trading volume in the Series A Shares occurred on the TSX.

Item 4. Comparative Trading Volume Data

A.	The recent 12-month period for which the trading volume data is provided is June 1, 2011 to May 31, 2012.

B.	During the 12-month period described in Item 4.A, the average daily trading volume (“ADTV”) of the Common Shares in the United States was approximately 1,038 shares and on a worldwide basis was approximately 203,957 shares.

C.	During the 12-month period described in Item 4.A, the ADTV of the Common Shares in the United States as a percentage of the ADTV of the Common Shares on a worldwide basis was 0.51%.

D.	Not applicable.

E.	Not applicable.

F.	The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 of the Exchange Act were: (i) the TSX’s trading volumes for the Common Shares and the First Preferred Shares, exported from Thomson One, Thomson Reuters’ web-based investor relations software application; and (ii) over-the-counter trading volume information, exported from the OTC Markets website (http://www.otcmarkets.com/otc-pink/home).

Item 5. Alternative Record Holder Information

As of March 8, 2012, the number of holders of the Series A Shares identified as being United States residents was 74. The Company relied on the assistance of Broadridge Investor Communications Solutions to determine the number of holders of the Series A Shares who are United States residents.

Item 6. Debt Securities

As of March 8, 2012, the number of holders of the Debt Securities identified as being United States residents was 211. The Company relied on the assistance of Broadridge Investor Communications Solutions to determine the number of holders of the Debt Securities who are United States residents.

Item 7. Notice Requirement

A.	On June 21, 2012, the Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its registration of the Common Shares under Section 12(g) of the Exchange Act, and to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act in respect of the Common Shares, the First Preferred Shares and the Debt Securities.

B.	The Company published the notice referred to in Item 7.A by means of a press release in the United States issued through PR Newswire. The notice is attached as an exhibit to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company is a reporting issuer in all of the provinces of Canada. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, the Company is required to make, or does make, public and file on the System for Electronic Document Analysis and Retrieval at www.sedar.com, among other things, the following documents: all interim and annual financial statements together with the appropriate MD&A; an annual information form; a report of any material change to its business operations or capital (material change reports); a notice of any change to its auditors; all news releases that disclose material information; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; certain material contracts; and any other disclosure material the Company sends to its security holders. All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10. Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice required by Rule 12h-6(h) disclosing the Company’s intent to terminate its registration of the Common Shares under Section 12(g) of the Exchange Act, and its duty to file reports under section 13(a) or 15(d) of the Exchange Act in respect of the Common Shares, the First Preferred Shares and the Debt Securities.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Emera Incorporated has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Emera Incorporated certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

EMERA INCORPORATED

Date:	June 21, 2012	By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

Termination of Reporting Obligations with the U.S. Securities and Exchange Commission

HALIFAX, June 21, 2012 /PRNewswire/ (TSX: EMA) (TSX: EMA.PR.A) (TSX: EMA.PR.C): Emera Inc. (“Emera”) announces that today it will file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) with the intention of removing its common shares from registration under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and voluntarily terminating its reporting obligations under Section 15(d) of the Exchange Act in respect of its common shares, first preferred shares and debt securities. On March 20, 2012, Emera filed a Post-Effective Amendment to its Registration Statement on Form F-9 with the SEC, removing from registration all unsold securities.

Upon making this filing, Emera’s reporting obligations with the SEC, including its obligations to file annual reports on Form 40-F and furnish reports on Form 6-K, will immediately be suspended. Emera expects that its reporting obligations in respect of its common shares, first preferred shares and debt securities will be terminated effective 90 days after filing the Form 15F with the SEC. Emera is current with its reporting requirements under the Exchange Act. Emera will continue to report its financial results in accordance with U.S. GAAP.

Forward Looking Information

This press release contains forward-looking information and forward-looking statements which reflect the current views of Emera with respect to the company’s objectives, plans, financial and operating performance, business prospects and opportunities. Wherever used, the word “will”, “expects” and similar expressions identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the times at which, such events, performance or results will be achieved. Emera disclaims any intention or obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

About Emera

Emera Inc. is an energy and services company with $7.0 billion in assets and 2011 revenues of $2.1 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera has interests throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbols EMA, EMA.PR.A, and EMA.PR.C. Additional information can be accessed at www.emera.com, www.sedar.com, or www.sec.gov.